Exhibit 99.1

EUDA Highlights Shenzhen Inno’s Approval Under Shenzhen Key Industry R&D Program for TCR-T Cell Therapy Development

SINGAPORE, April 28, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China, today announced that Shenzhen Inno Immune Co., Ltd. (“Shenzhen Inno”), a developer of cellular therapies in China, has received official approval under the 2025 Shenzhen Key Industry R&D Program.

The Shenzhen Key Industry R&D Program is a government-run initiative designed to support critical technological innovation and industrial development. The approved project is scheduled to be implemented from January 1, 2026, to December 31, 2028, under the supervision of the Shenzhen Science and Technology Innovation Bureau (the “Bureau”). Following this approval, it is expected that the Bureau may provide funding of up to approximately US$434,688 to support Shenzhen Inno’s “Key Technology Development of TCR-T Therapy for Solid Tumors” project.

Pursuant to a non-exclusive distribution arrangement, EUDA holds the rights to market and sell selected immunotherapies provided by Shenzhen Inno to customers in Malaysia through its subsidiary CK Health Plus Sdn Bhd, with treatments conducted in China.

Shenzhen Inno’s Project Highlights & Scientific Focus

Shenzhen Inno’s project focuses on the development of TCR-T cell therapies targeting solid tumors, an area of oncology that remains challenging due to tumor heterogeneity and immune resistance.

● Broad Target Coverage

Development of HLA-restricted epitopes targeting cancer-testis antigens with high expression across multiple tumor types, with an initial focus on epitopes prevalent within the Chinese population.

● AI-Driven Antigen Screening Platform

Utilization of high-throughput, AI-driven screening technologies to identify optimized TCR candidates, in collaboration with leading research institutions including Shenzhen Bay Laboratory and the Shenzhen Institutes of Advanced Technology under the Chinese Academy of Sciences.

● Enhanced Cellular Engineering

Engineering of TCR-T cells designed to address key therapeutic limitations such as T-cell exhaustion and limited persistence within the tumor microenvironment, with the objective of improving durability and efficacy.

● Integrated Research and Clinical Framework

Collaboration with Shenzhen People’s Hospital to conduct exploratory clinical studies evaluating safety and efficacy, alongside the development of standardized yet adaptable manufacturing processes for advanced cellular therapies.

Strategic Relevance to EUDA

The approval of this project under a government-led program reflects continued progress in cellular immunotherapy development and aligns with EUDA’s strategy to expand access to advanced treatment modalities through its commercial channels. This development provides EUDA with continued exposure to next-generation T-cell therapies within its existing distribution scope. Through its distribution framework, EUDA facilitates the delivery of science-driven healthcare solutions to its customers while maintaining a commercially focused approach to advanced therapies.

Mr. Alfred Lim, Chief Executive Officer of EUDA, commented:

“The approval of this project reflects ongoing progress in advanced cellular therapy research. Developments in areas such as TCR-T therapy continue to expand the scope of future treatment possibilities, and EUDA remains focused on identifying opportunities to bring clinically relevant innovations to our customers.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

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Christensen Advisory

Christian Arnell

Phone: + 852 9040 0621

Email: christian.arnell@christensencomms.com